

March 29, 2013

Via E-mail
Vincent Lok
Chief Financial Officer
Teekay Corporation
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08, Bermuda

> **Re: Teekay Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed on April 25, 2012**
> **Form 6-K Filed on February 26, 2013**
> **File No. 001-12874**

Dear Mr. Lok:

We have reviewed your response letter dated January 31, 2013 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K Filed on February 26, 2013

1.   We note that you recorded an asset impairment charge of approximately $429 million during the fourth quarter of 2012. Please tell us in more detail the facts and circumstances that triggered the impairment charge, including the number and types of vessels involved and each segment affected. In so doing, tell us how conditions changed during the fourth quarter from those existing at September 30, 2012 in assessing your vessels for impairment.

2.   For all non-GAAP measures presented in your filing that you have referenced to your website for the reconciliation to the comparable GAAP measure, please include the reconciliation in the filing for more transparency and ease of use to investors.

3.	Please clarify for us and in your filing how amounts indicated in footnote 4 on page 11 correlate to amounts in Appendix A referenced in the footnote, and the purpose of "Equity income adjusted for items in Appendix A" that is presented.

4.	Please explain to us and disclose as appropriate how "Non-controlling interests' share of items above" in Appendix A is determined. Additionally, please explain to us and disclose as appropriate why the ratio of this amount to the net sum of the specific adjustment items presented inclusive of the non-controlling interests share is disproportionate to the ratio of "net loss attributable to non-controlling interests" to "net loss-GAAP basis/net income (loss)-GAAP basis" shown in the table. In particular, explain to us why the "non-controlling interests' share of items above" for the three months ended December 31, 2011 exceeds the net sum of the specific adjustment items, as presented on page 15.

5.	Please tell us and disclose how "CFVO – Consolidated" in Appendix B is computed for each subsidiary company along with reconciliation of each to its comparable GAAP measure.

6.	Please show how "net interest expense" presented in Appendix D is computed along with a reconciliation, as necessary, to actual interest expense recorded.

7.	In footnote 6 on page 24 there is a reference to the "three months ended September 30, 2011." However, this period is not presented in the table to which the footnote applies. Please advise.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief